Exhibit 10.23b

SECOND AMENDMENT AND JOINDER TO
RETIREMENT AND CONSULTING AGREEMENT,
RELEASE AND WAIVER OF CLAIMS

THIS SECOND AMENDMENT is to the Retirement and Consulting Agreement, Release and Waiver of Claims dated as of October 18, 1998 between O'Sullivan Industries Holdings, Inc. ("Holdings") and Daniel F. O'Sullivan ("Mr. O'Sullivan").

W I T N E S S E T H:

WHEREAS, Holdings and Mr. O'Sullivan entered into a Retirement and Consulting Agreement, Release and Waiver of Claims dated as of October 18, 1998, which agreement was amended as of May 14, 1999 (as so amended, the "Agreement"); and

WHEREAS, in addition to his service as President and Chief Executive Officer of Holdings, Mr. O'Sullivan worked for O'Sullivan Industries, Inc. ("Industries") from 1962 to 2000, rising to the position of President and Chief Executive Officer; and

WHEREAS, Holdings and Mr. O'Sullivan agree that it is appropriate for Industries to become a party to the Agreement in recognition of Mr. O'Sullivan's many years of service to Industries; and

WHEREAS, Industries is willing to become a party to the Agreement in order to preserve the benefits to which it will become entitled thereunder; therefore

In consideration of the foregoing, and for other good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, Industries, Holdings and Mr. O'Sullivan hereby agree as follows:

Section 1.   Joinder to Agreement. Industries hereby agrees to become a party to the Agreement and to assume, jointly and severally, all of Holdings' obligations under the Agreement, including the obligations to pay money and provide or pay for benefits contained in the Agreement. Further, Industries shall be entitled to the benefits of, and shall be entitled to enforce for its benefit, the obligations of Mr. O'Sullivan under the Agreement, including without limitation Section, 11, 12, 13, 14, 23 and 24 of the Agreement. Holdings and Mr. O'Sullivan hereby consent and agree to Industries' becoming a party to the Agreement, including the assumption of obligations under, and the entitlement to the benefits of, the Agreement.

Section 2.   Confirmation of Agreement. Except as specifically provided in Section 1 above, all provisions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned have executed this Amendment on the 29th day of July, 2004.

O'SULLIVAN INDUSTRIES HOLDINGS, INC.

By: /s/ Robert S. Parker   /s/ Daniel F. O'Sullivan
              Robert S. Parker   Daniel F. O'Sullivan
              President and
         Chief Executive Officer

O'SULLIVAN INDUSTRIES, INC.

By: /s/ Robert S. Parker
              Robert S. Parker
              President and
         Chief Executive Officer